U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
 Submitted Pursuant to Rule 14a-6(g)(1)

1. Name of the Registrant:	NYMEX Holdings, Inc. (“NYMEX”)

2. Name of person relying on exemption:	Cataldo Capozza

3. Address of person relying on exemption:	3738 Rachel Lane
Naples, FL 34103-3725

4. Written materials:	The following materials are attached:

(a) Letter from Mr. Capozza to the Shareholders of NYMEX.

CATALDO J. CAPOZZA
Naples, FL 34103-3752
(239) 261-2169
cjaycap@aol.com

April 25, 2006

CAPOZZA RESPONDS TO GUTTMAN’S
STATEMENTS ABOUT “INSIDER DEALS”

TO MY FELLOW SHAREHOLDERS:

          Many of you may have seen a recent letter from our disgraced former Chairman, Lou Guttman, to Michel Marks that he posted on his website, the NYMEX Advocate. I was disappointed by Lou’s letter, and I am compelled to make the following response. I have asked Lou to post my response on his website, but I expect that he will not do so.

          Lou’s letter refers to the terms of a settlement that I reached with NYMEX in my Delaware litigation. The Court has entered an Order sealing the record which prevents me from discussing any documents that NYMEX has provided. Lou is only speculating about what documents I may have received. I can say that I decided not to proceed with additional litigation at that time because the overwhelming majority of shareholders said they wanted to proceed with the revised GA deal, not because of what I learned or did not learn from the Exchange’s books and records.

          When Mitchell Steinhause informed us that he would propose a sale of 10 percent of NYMEX to General Atlantic, Lou opposed the first deal which was described in the Preliminary Proxy – and rightly so. I had already written to Mitchell to express my dissatisfaction with the purchase price. I asked Lou to post my letter on the NYMEX Advocate. Although he did not do so, Lou said that he would support my opposition but had to do so in the background to keep the NYMEX Advocate neutral and because of his checkered past.1 Even though it’s best to have others with you when you face a tough fight, I was willing to oppose the original GA deal alone because the cause was right. I am proud to have done so, since I believe my efforts helped bring about many substantial improvements to the deal, not the least of which was a $35 million

1 As many of you know, several years ago, Lou was forced to resign as Chairman of NYMEX after being drastically sanctioned by the CFTC. In In the Matter of Gary Glass and Zoltan Guttman, Docket No. 93-4 (C.F.T.C. April 27, 1998), the Commission affirmed an Administrative Law Judge’s decision against Lou Guttman that imposed a cease and desist order, a five-year trading ban, and a $500,000 penalty and revoked his registration. As the ALJ found, “Guttman was bound by the highest ethical standards, yet permitted his partner to subvert the free market system through prearranged transactions. Guttman’s gross violations of the Act over a period of six months, especially in light of the fact that he was the chairman of the NYMEX, directly taint the integrity of the futures market and warrant serious sanctions.” That sanction effectively ended Lou’s ability to serve NYMEX in any official capacity.

increase in the price paid by GA and the preservation of important rights for NYMEX members. Those rights are now reflected in the record high price for an Exchange membership.

          At the time, Lou thanked me for playing a pivotal role in bringing about these changes to the GA deal. But I did not act alone; far from it. Obviously, many shareholders opposed the original GA deal, including Dan Dicker and Michel Marks. Lou was there with us every step of the way for several months – right up to the Equity Owners meeting on January 3, 2006, when Lou exposed many of the flaws in management’s plan for the original GA deal.

          Until January 3, Lou also actively supported an effort to vote out the entire Board and replace them with new directors. As many of you know, several members were prepared to call a Special Meeting to do just that until a deal was made just before the Equity Owners meeting to give management 30 days to negotiate a new deal for CME to purchase a portion of NYMEX. Lou and a few other shareholders were supposed to help NYMEX negotiate that deal. Those negotiations with CME went nowhere. Lou now takes credit for helping to re-negotiate the GA deal. However, the “Background and Reasons for the General Atlantic Transaction and the Merger” section of the Definitive Proxy does not credit Lou or any other shareholders he mentioned in his letter for the improved terms of the GA deal.

          Lou and I opposed the original GA deal, which provided for a self-perpetuating Board and incumbent management because of the cronyism that has characterized NYMEX in the past few years. What caused Lou to switch sides so abruptly?

          Now that Lou actively supports the re-election of incumbent management, I call on Lou to disclose what “insider deal,” if any, he was given in exchange for his support.

          It is time for change at NYMEX. We must reinvigorate NYMEX by electing the kind of decent and honest leadership that the ReNEW NYMEX candidates offer. If we had not opposed the original GA deal described in the Preliminary Proxy, there would not have been an election, Mitchell Steinahuse, Richie Schaeffer, and Bill Ford would have hand-picked the directors, they would have entrenched the current Board, and they would have denied us our valuable voting rights. When we go public, we can’t afford to have the public wonder whether our management will be supporting their personal agenda or the shareholders’ interests. ReNEW NYMEX candidates have pledged to protect all shareholders’ interests, not just special interests.

Best regards,

Cataldo J. Capozza

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